Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: July 29, 2014

Q2 2014 Earnings Call

Operator

Good day ladies and gentlemen, and welcome to Reynolds American Second Quarter Earnings conference call. At this time, all participants are in a listen-only mode. Later, we’ll conduct a question-and-answer session and instructions will be given at that time. [Operator Instructions] As a reminder, this call may be recorded.

I would now like to introduce your host for today’s conference Morris Moore, Vice President of Investor Relations. Sir, you may begin.

Morris L. Moore

Good morning and thank you for joining us. Today, we’ll review Reynolds American’s results for the second quarter, as well as our earnings projections for the year. As usual, our discussion will focus on adjusted results as management believes this provides better perspective on our underlying business performance. A reconciliation of reported to adjusted earnings is in our press release, which is available on our website at reynoldsamerican.com.

Joining me this morning at RAI’s President and CEO, Susan Cameron and Tom Adams, our CFO. The information we’re about to discuss includes forward-looking statements. When we talk about future results or events, a number of factors could generate results that are materially different from our projections today. These factors include, but are not limited to, items detailed in our press release and SEC filings. Except as provided by federal securities laws, we are not required to publicly update or revise any forward-looking statements.

Now, I’ll turn the call over to Susan.

Susan M. Cameron

Thank you, Morris, and good morning, everyone. I’ll start off by saying that it’s been a very exciting and busy past few weeks for us at Reynolds American. Two weeks ago, we announced our plans to acquire Lorillard and its growth brand Newport, which will substantially enhance our core cigarette portfolio at R.J. Reynolds. The potential addition of Newport to R.J. Reynolds’ lineup of growth brands is as you know a very exciting prospect. We are working diligently to prepare our proposed acquisition for clearance by regulators in the coming months, as well for shareholder and other approvals. I remain confident that we will reach a successful closure of the transaction in the first half of next year.

We will provide updates on the progress of the transaction as we moved ahead, and I encourage you to keep an eye on our new transaction website at reynoldsamericaninfo.com.

But in the mean time, it really is business as usual. I can assure that we are keeping our focus on building our business, and delivering excellent shareholder value, which I’ll now turn to with the discussion of our quarterly results, and the progress that we’re making in our transformation journey. I’m very pleased to report that Reynolds American increased both earnings, and margin in the second quarter, based on the strong performance of all of our reportable business segments. R.J. Reynolds, American Snuff, and Santa Fe, each continue to benefit from their respective strategies, and efficient execution as their powerful key brands continue to gain market share in what is a very competitive environment.

The quarter’s achievements rounded out an excellent first half for RAI, and that allowed us to tighten our guidance for the full year. We now expect growth in adjusted EPS in the range of 5% to just over 8%, compared with last year’s adjusted results.

I will remind you that our earnings projections take into account this year’s increased investment on the VUSE digital vapor cigarette, as well as ongoing equity building initiatives on our operating company’s key brand.

Now, let’s discuss our performance in more detail. At R.J. Reynolds reached further gains in second quarter, adjusted operating income, and margin. As we said in our press release, the company’s cigarette volume was negatively impacted by one less shipping day, as well as a reduction in wholesale inventory levels. Even so it is clear that the underlying drivers of the industry wide decline in cigarette volumes include some traditional economic pressure points, as well as the growing demand for smoke-free alternatives, including vapor products. However, we see the growth of the Vapor category as a great opportunity for R.J. Reynolds Vapor company, which is currently expanding its VUSE digital vapor cigarette nationally. Even with the decline in R.J. Reynolds’ cigarette volume, I’m pleased to report strong market share performance by its Camel and Pall Mall growth brands. As a result, R.J. Reynolds total market share was down only slightly at 26.5% for the quarter. On a combined basis, Camel and Pall Mall now account for more than 70% of the company’s total cigarette share of market. Together these brands increased their market share by half a share point to 19.5%.

Camel grew its market share by 0.4 percentage point from the prior year quarter to 10.2 percentage points. The brand continues to benefit from growth in its premium menthol styles, which has grown to 4.3% of the market. Camel SNUS also continued to perform well in the quarter, maintaining its leadership position in the SNUS category with about 80% of this market. As you know, the Camel brand offers a range of experiences and bold innovation and adult tobacco consumers are taking up the invitation in the Taste It All marketing campaign currently underway from authentic Camel Blues, the Camel Crush with its menthol capsule technology and the smoke-free convenience of Camel SNUS. Pall Mall continues to benefit from its true value positioning as a longer lasting cigarette at a great price. The brand remains the nation’s top selling value brand and added one-tenth of a share point in the second quarter to 9.3%.

Now turning to American Snuff. The moist-snuff category remains highly competitive, but the company reported solid performance in the quarter and for the first half of the year. While American Snuff saw a volume decline in the quarter due to lower wholesale inventories, the company increased its market share by 0.5 share point to 34.4%. Once again American Snuff flagship Grizzly brand drove the company’s performance. Grizzly did benefit from increased promotional support in response to more intense competitive activity, but the brand equity is second to none and that continues to drive its appeal.

Grizzly has begun one of its biggest marketing campaigns to get, called Days of Roar, which gives brand enthusiast a chance to win prizes by mixing it up and sharing outdoor stories and photos. I would also note that the recent national expansion of Grizzly’s Wide Cut Wintergreen style is proving very successful, and the brand continues to perform especially well in the fast growing pouch segment.

Now turning to Santa Fe, which just continues to build momentum. The company reported a double digit increase in operating income for the quarter, as well as the first half, and operating margin continued to improve. The company’s National American Spirit brand continues to grow its market share, gaining 0.2 percentage points from the prior year quarter, to 1.6%. Natural American Spirit has an extremely loyal franchise for its additive free natural tobacco style. And the brand is seeing increased interest in its style made with organic tobacco.

Before I hand the call to Tom for more details, I’d like to give you a quick update on the progress being made by the VUSE digital vapor cigarette. As you know, VUSE started the first phase of its national expansion in June and the next phase is scheduled for early September. The rollout is going well and VUSE is now in about the 21,000 selected retail outlets. I’m thrilled by VUSE’s strong performance into venturing into its first major market in Colorado, which was followed by Utah, Wisconsin and Indiana.

This is a game changing vapor product that we believe will carve out a leading position in the vapor category. We continue to believe that vapor will be a key dynamic in the transformation of the tobacco industry.

VUSE is an excellent example of one of our Company’s key strengths: innovation. And now, we hope to take advantage of the opportunity to expand this technology globally, with our pursuit of a technology sharing agreement with British American Tobacco, which offers opportunity for further development and commercialization for next generation products. We’ll keep you updated as we make progress on this initiative.

And one last thing, I’d like to mention. This Friday is a big day for us, when we celebrate RAI’s 10th anniversary by ringing the closing bell in the New York Stock Exchange. So, if you have a moment, please tune-in and join us for this milestone.

We’ve accomplished a great deal over these past 10 years, but even more important, I’m confident that great things lie ahead.

Now, I’ll turn the call over to Tom.

Thomas R. Adams

Thank you Susan, and good morning, everyone. RAI again delivered strong operating performance in the second quarter with adjusted earnings per share of $0.89, which was up 6% from the prior year quarter. As higher pricing, the ongoing benefit from the partial settlement of certain NPM Adjustment claims and the favorable impact from the share repurchase program more than offset lower cigarette volumes and the investments behind VUSE.

Adjusted results exclude a $0.04 one-time benefit from the settlement of the NPM dispute payments with two additional states, Kentucky and Indiana, as well as charges of $0.01 related to Engle Progeny lawsuits and implementation costs.

On a reported basis, second quarter EPS was $0.92, up 9.5% from the prior year quarter. For the first half, adjusted EPS was $1.60, up 2.6% from the prior year. Please note that this also excludes the items I have just mentioned as well as the earlier gain of $0.04 from discontinued operation. Our adjusted operating margin came in very strong, gaining 0.8 percentage point in the quarter to 37.4%.

As Susan mentioned, we’ve tightened our earnings guidance to a range of $3.35 to $3.45 versus our prior guidance of $3.30 to $3.45. This guidance excludes the one-time benefit from the NPM partial settlement, the gain from discontinued operations and charges for implementation costs, Engle Progeny lawsuits, and other tobacco-related litigation. Guidance also reflects this year’s investment on the national expansion of VUSE, as well as continued initiatives to build the equity of our operating companies’ key brands.

Now, turn to our operating company’s performance, where I’ll focus on adjusted results.

Please refer to the schedules at the end of our earnings release for reconciliations from our GAAP to adjusted results.

At R.J. Reynolds, second quarter adjusted operating income increased nearly 5.5% to $698 million, as higher pricing and lower MSA costs, more than offset the cigarette volume decline. For the second quarter, the company’s adjusted operating margin increased 3.3 percentage points to 40.2%, bringing first half adjusted margin to 38%.

Turning to cigarette volumes, Susan has already covered the factors impacting cigarette volumes, so I’ll focus on the details of the changes.

R.J. Reynolds’ second quarter cigarette shipments declined 8.3% from the prior year quarter, while industry volume was down about 5.5%. Taking into account, adjustments per wholesale inventory changes, the company estimates that its volume was down about 6.8%, while industry volume was down about 4.4%.

Wholesale inventory levels for the industry were approximately 6 billion units at the end of the second quarter, down about 1.1 billion from the prior year quarter, while R.J. Reynolds inventories of approximately 1.6 billion, were down about 400 million. I would note that we’ve seen some recovery in inventory levels this month.

An American Snuff’s second quarter operating income of $110 million was up slightly from the adjusted prior year quarter, and this brought the first half to $212 million. The company benefited from higher pricing in both periods, which more than offset, increased promotional support on Grizzly. American Snuff’s second quarter operating margin remained strong at 56.3%, bringing the first half margin to 55.7%.

Turning to the company’s moist-snuff volume, American Snuff’s volume was down slightly in the quarter, primarily impacted by one less shipping day and lower wholesale inventory levels. However, adjusting for the wholesale inventory change, the company estimates that its volume rose by about 4.6%. For the industry, moist-snuff volume growth held steady at about 4%.

Moving on to Santa Fe’s performance, higher volume and pricing drove an increase in second quarter operating income of just over 15% to $84 million, and that brought Santa Fe’s first quarter operating income to $149 million, which was up 19.3% from the adjusted prior-year quarter. Santa Fe’s second quarter operating margin came in at 49.6%, up 0.4 percentage points from the adjusted prior-year quarter. As Susan told you, the National American Spirit brand made further gains in market share, and that was on the volume growth of nearly 8%.

Now, I’d like to cover some of RAI’s other financial highlights. We completed our $2.5 billion share repurchase program in the quarter, which we started back in November of 2011. During the quarter, the company purchased 4.8 million shares for $267 million. Total shares repurchased under the program were 55.4 million for a total of $2.5 billion. The average price paid was $45.16. The company ended the quarter with cash balances of $1.3 billion and this takes into account R.J. Reynolds MSA payment of $1.5 billion in April.

All-in-all, it’s been a very successful first half for RAI and our operating company’s businesses and we’re focused on continuing that strong momentum. In addition, the excitement around our plans to purchase Lorillard has certainly been evident here and we’ll be reporting progress when there are further developments on that front. The Lorillard acquisition provides a great opportunity to propel our business to the next level, providing an enhanced platform for RAI to deliver even greater value to our shareholders and continue our transformation journey.

Thank you. Now we’ll turn to the Q&A portion of the call. Sam, would you remind our callers how they get into the queue.

Operator

Thank you, sir. [Operator Instructions] Our first question comes from Nik Modi of RBC Capital. Your line is now open.

<Q - Nik H. Modi>: Yeah. Thanks and good morning, everyone.

<A>: Good morning, Nik.

<A>: Good morning, Nik.

<Q - Nik H. Modi>: Just a quick question regarding the margins in the RJRT business. Obviously, very strong, despite [ph] approaching MSA, I’m just trying to see if there is anything else going on there in terms of cost controls, any new programs going on internally, if you can just provide some perspective around that?

<A>: Nik, really it’s the net price realization, you could see those numbers 5.7% at RJRT net price realization in the quarter, that’s very strong. The market continues to be competitive, but I feel very proud of our businesses and in the way we are balancing profitability and market share, the brands are performing very well and that has and we’ve been successful in growing the margins, so it is very good quarter.

<Q - Nik H. Modi>: Great. And Susan - this is on the pricing topic. I mean, I’m just trying to get an understanding because it looks like there’s been a nice step up starting with Altria when they reported last week. So I’m just trying to understand what exactly has changed because the pricing has accelerated quite a bit quarter-to-quarter?

<A>: So obviously the impact of the price increase that came in May has fallen through to the quarter, and the competitive environment has been relatively stable, and you can see there is actually more competition going on in that sector. You can see that in the net price realization and the difference, and in the cigarette category everybody is competing, but the price realization has come through across the board.

<Q - Nik H. Modi>: Excellent. That’s all for me.

<A>: Thanks, Nik.

Operator

Thank you. Our next question comes from Bonnie Herzog of Wells Fargo. Your line is now open.

<Q - Bonnie L. Herzog>: Good morning.

<A - Susan M. Cameron>: Hey, Bonnie.

<A - Thomas R. Adams>: Hello.

<Q - Bonnie L. Herzog>: I wanted to come back to the pricing because certainly was strong, but is it also to do with the fact that the price increase during the quarter came a month earlier than the year ago period. So I imagine that also had a positive impact, but were there other factors that drove the better pricing such as you guys being more efficient with your programs at retail, that’s my first question. And then as vapor and e-cigs increasingly displace cigs, affordability really has been one of the key reasons. So what impact do you think this will have on combustible cig pricing power over the long-term?

<A - Thomas R. Adams>: Hi, Bonnie. This is Tom. I’ll answer the first part on the net price realization. You’re right, the price increase this year came earlier in May. And so, most of the price protection had - that we had done for our partners got flushed by the end of May, which left June as a month that we actually could enjoy the increased pricing and so that actually benefited this year versus last year. And on the Vapor piece, I think it’s still early going and yes and there are differences but some of the Vapor cigarettes and as well as our cartridges, pardon me, do have a cost advantage over traditional cigarettes, but there’s still obviously a place for combustible cigarettes this business.

<A - Susan M. Cameron>: Yeah. I would add to that Bonnie. I mean, I think Tom is right. It is early days and you have to think of this wholesale inventory kind of issue in that wholesalers are wholesalers are being asked to take in a whole new variety of products, and so there has been a lot of launches in the Vapor space and of course there is only so much money to put into inventory but I don’t think we seeing yet any displacement in terms of pricing capacity in the combustible space. I don’t see that trading off, and consumer’s desire to try these Vapor products is also driven by the desire for trying its new category, so I think we will see how this plays out, but I - we’ve seen lot of pricing over the years. Here in this market, we’ve seen price elasticity has remained constant for decade and we know on a global basis it’s still not relatively high, so I think that the business is strong and the brands are performing well, and there is competition out there, and consumers are trying alternatives. At any time you have a new category in the growth mode, it’s hard to see the full effects of that, until we put some months underneath this.

<Q - Bonnie L. Herzog>: Yeah. I know that’s a very good point. And then just in terms of some of your own internal market research, how much do you estimate this category is negatively impacting, combustible cigs now. I mean could you quantify, how big of impact vapor is having in your view? And then, it appears that the personal vaporizer type products, are really where the market is heading, somewhat way from the cigalike e-cig, so I’d be curious to hear your thoughts on how, how this is playing out and then maybe how your technology stacks up?

<A>: Well I think, our opinion and its early days even on the consumer side, because people are trying lots of stuff and they’re giving up on it and they’re going back and trying another one. And I think really, we believe VUSE is a game changing product, because it truly does satisfy the consumer in a way that almost all other, I suspect, e-cigalike do not. And if we look at even the - what do we call the pipe the …

<A>: Oh tank.

<A>: The tank, the tank. If we look at the tank, and if we look when VUSE when into Colorado was before that tank sort of alternative had become the wave and we’ve seen very low development in the tanks space. So I feel very confident, that as VUSE rolls out nationally, and people can be satisfied with VUSE, which doesn’t have the refilling issue, it’s very convenient, it’s very sanitary et cetera. I believe we’ll see VUSE make a real impact on that market. But consumers are experimental, and we’ll have to see where we land. But I believe that our objective is to become a leader in this vapor category and that VUSE has the capacity to deliver that.

<Q - Bonnie L. Herzog>: And just in terms of trying to quantify it, do you feel comfortable putting in a number to what percentage of smokers are vaping, maybe exclusively and then maybe just some of the time, just based on, I mean, it …

<A - Susan M. Cameron>: That’s what I can’t get Bonnie.

<Q - Bonnie L. Herzog>: Yeah.

<A>: It’s just a little bit too early. But, we do know that 40% of adult tobacco consumers are interested in trying these alternatives. Now, that’s an intent, it’s not a statement of, but a very high percentage of people, we do know have tried vapor. What is very hard to say at this stage is, how many of them are ditching, how many are still using, how many have thrown it in the bin, how many - so, but this will come out in the next few months as VUSE becomes national, and of course our competitors are all out there now in national distribution. We will be able to read that, and we’ll certainly provide more information at it becomes available.

<Q - Bonnie L. Herzog>: Okay. Just last follow-up to that is, in the quarter, adjusted industry volumes were down 4.5%, which is trending below historical. I know it’s just one quarter, but last year was down as well. So how do you think about this over the next few years, do you think minus 4% or minus 5% for industry volume declines is now the new norm?

<A - Susan M. Cameron>: We’re thinking this year will be down 4%. But, I think, we again very much need to see how these alternatives play out, because if that’s the - traditional combustibles, the vapor grows faster, and we have equivalent margins on vapor that we have to the combustibles, then that may not be so material, but it’s just early. But, we do think this year, we’re halfway through, there’s been some inventory switches, so we are thinking it’s 4% this year, and as I said we’ll keep you posted.

<Q - Bonnie L. Herzog>: All right, I appreciate that. Thank you.

<A - Susan M. Cameron>: Thank you, Bonnie.

Operator

Thank you. Our next question comes from David Adelman of Morgan Stanley. Your line is now open.

<Q - David J. Adelman>: Hi, Susan and Tom.

<A - Susan M. Cameron>: Hey, David.

<A - Thomas R. Adams>: Hello, David.

<Q - David J. Adelman>: First, I wanted to ask you a couple of questions about the proposed Lorillard purchase, and the first is how do you think you earn your cost of capital and how long do you think it will take to get there? And I ask that because on the information you’ve provided with full synergies, you expect an additional $1.7 billion in EBIT, but the cost net of the divestitures after tax, the total cost of buying and selling businesses and brands is over $23 billion, so that’s my first question, how do you exceed your cost of capital and how long do you think it will take to get there?

<A - Thomas R. Adams>: Dave, this is Tom. I think we are - as we mentioned in our opening remarks, we expect to close this in the middle of 2015 and so we expect accretion that would begin that year to build to in the mid-teens by 2016 and into 2017, and thereafter maintain and actually probably increase over time. And what we’ve built in these $800 million, those are just cost synergies, I mean, we really haven’t put anything in about revenue synergies, and but what we would expect that there would be revenue synergies in the way that we would expect to sell more units of Newport and more units of Camel as a result of the geographic complementary nature of those brands.

<Q - David J. Adelman>: And Tom, what assumption are you making about the baseline level of EPS that Reynolds would have in calculating that level of accretion. And in other words, just as one example, are you assuming that Reynolds would continue or would not have continued with its recent pace of buybacks?

<A - Thomas R. Adams>: We would, we were assuming that Reynolds would continue, but not - we hadn’t put any buybacks in our forecast because we had none approved by the Board.

<Q - David J. Adelman>: Okay.

<A - Thomas R. Adams>: Basically, a run rate on Reynolds without buyback.

<Q - David J. Adelman>: Okay. Separately, am I right that the two additional states that entered into NPM adjustment generate a annual ongoing benefit to EPS of about $0.04 a share and if for full-year 2014? And if that’s the case, is that the principal driver of changing your guidance for the year?

<A - Thomas R. Adams>: You’re right about the $0.04, but that is not the principal reason to drive our guidance up. Our business is operating better.

<Q - David J. Adelman>: Okay.

<A - Susan M. Cameron>: David, I think - sorry, this is Susan, because we don’t, we always got discredited when we lost our brands in the tail, we lost the market share. And of course now the NPM credit, which is actually a credit, because we lost the market share of the tail, we’re getting discredited for. So, it’s better irony.

<Q - David J. Adelman>: Okay. And then last thing, can you give us some sense of the likely trajectory of the losses at VUSE in that division. The losses were up sequentially, presumably you’re close to the peak level of losses. Or maybe saying it in a different way, when do you think that business, given how you envision operating in the investment spending, when do you think it gets to breakeven?

<A - Thomas R. Adams>: As you’ve seen in our results in the other segments, that’s where VUSE is, we would expect to continue to invest in that business through the balance of this year, and all this is in our guidance - contemplated by our guidance, and into the early part of next year, but sometime by the middle of next year, and in 2015 we would expect this to be a profitable business.

<Q - David J. Adelman>: Okay. Thank you.

<A - Susan M. Cameron>: Thanks, David.

Operator

Thank you. Our next question comes from the Owen M. Bennett of Nomura. Your line is now opened.

<Q - Owen M. Bennett>: Good morning guys.

<A - Thomas R. Adams>: Good morning.

<A - Susan M. Cameron>: Good morning Owen.

<Q - Owen M. Bennett>: Just a couple of questions, and firstly, just a quick one on Grizzly I was just wondering how much of the volumes are now in pouches, and how this was compared to a year ago? And then secondly on VUSE, how much further capacity do you need to add in the second half? And also obviously, as this category is one that’s evolving very rapidly, I was just wondering how flexible is the factory in terms of developing product into newer versions would this require a significant more amounts of investment or this easily just switched into newer versions and quite quickly?

<A>: Thanks Owen. I think Grizzly the percent of Grizzly volume that today is in pouches is give or take 15% and Morris will check that figure, and if it’s wrong he will call you but I think its 15%, and we are delighted because Grizzly has performed very well in that pouch category it is the fastest growing category in moist, and has been for the past several years. In terms of the VUSE capacity, we are ramping up, we are pleased with the way the machines and the capacity has come online, and we have already contemplated sort of next generation manufacturing and it’s built into our plan. So. I would say, you’re absolutely right that this category requires nimbleness and flexibility, and we are completely aware of that. The other thing that I think is exciting is the opportunity for VUSE technology and future next generation product as we explore this R&D and technology sharing relationship with BAT, because that will enable vast capacity growth and I think nimble R&D turnaround. So we’re excited about that.

<Q - Owen M. Bennett>: Okay. Thank you.

<A>: Thanks.

Operator

Thank you. Our next question comes from Vivien Azer of Cowen & Company. Your line is now opened.

<Q - Vivien Azer>: Hi, good morning.

<A>: Hey, Vivien.

<A>: Hi, Vivien.

<Q - Vivien Azer>: So, my question has to do with VUSE. Well, I recognize that the first wave is still very early days having come out in late June, I was wondering whether you could maybe comment on Wisconsin and Indiana, which went out a couple of weeks earlier and whether you are seeing trends consistent with Colorado and Utah?

<A>: Vivien, it’s still a little bit too early for that. We will certainly keep you posted. We are pleased in terms of the reorders. There is nothing that has surprised us and we are still very pleased with the results, but I think it’s a little premature to give those state-specific numbers. But we are very happy also with this broader rollout and the next wave of the rollout is going out 1st of September. And we’ll be looking and giving more specifics as to when we will get to truly national, but we’re quite optimistic. We’ve also held back a bit of the marketing, because we want to be sure we have that geographic presence. So we’re looking for a great success as we come into this third quarter and fourth quarter and we’ll provide the numbers as they become available.

<Q - Vivien Azer>: Terrific. That dovetails perfectly into my next question. Can you quantify the retail footprint on that you’re targeting for a wave two in September for the VUSE rollout?

<A>: We actually haven’t specifically decided exactly which stores it will be in at this juncture, and that’s because frankly, as we came out and went national towards at the end of June, we have to see what capacity looks like and demand, and if the demand is anywhere close to what it’s like in Colorado and Utah then we actually may scale back the demand or try and increase the amount of capacity that we have or some combination of both.

<A>: Yeah. I would just add to say that we are fully committed to getting a very strong national footprint like the 140,000 type of outlet level by the first quarter. So, we just have to see how that unfolds.

<Q - Vivien Azer>: And of the 21,000 outlets that VUSE is currently in, are you experiencing capacity constraints at all or are any of those outlets are on allocation?

<A>: Not, they are not outlets on allocation and actually we had built up inventory in advance of all those stuff. So, we’re in good shape and the machines are coming online and things are starting to hum. So we’re very confident with where we are right now.

<Q - Vivien Azer>: Oh, that’s very good news. My last question has to do with the tobacco buyout expense, it’ll get eliminated in the first quarter. Any updated thinking on the role that pricing will play in terms of driving earnings growth?

<A>: Look, I mean, you’re right about the tobacco buyout going away with respect to how that manifests itself going forward is in terms - I’m not going to speculate on that.

<A>: Vivien, we’re not the price leader here. So, we will see, we will see what happens.

<Q - Vivien Azer>: Fair enough. Thank you very much.

<A - Susan M. Cameron>: Thanks Vivian.

Operator

Thank you. Our next question comes from Chris Growe of Stifel. Your line is now opened.

<Q - Christopher R. Growe>: Hi, good morning.

<A - Susan M. Cameron>: Hey, Chris.

<Q - Christopher Chris R. Growe>: All right. Just a couple of questions for you. I wanted to ask first, have you said

- you’ve said, you’ve submitted your application to the FTC for the merger yet, is that still to come, have you indicated that yet?

<A - Susan M. Cameron>: Chris, we - actually filing the HSR today.

<Q - Christopher Chris R. Growe>: Good.

<A - Susan M. Cameron>: So we’re just now saying that.

<Q - Christopher Chris R. Growe>: Okay. Good timing, thank you. And just two more quick questions, if I could. I wondered, if you look at the investments you made in the prior year, started in the prior year behind your core equities …

<A - Susan M. Cameron>: Yeah.

<Q - Christopher R. Growe>: … your brand equities. Have those continued at this rate or have you shifted some of those dollars I mean now you’ve got an important one in VUSE this year, and a big launch. So just curious, how those investments have gone across the brands Camel, Pall Mall, Grizzly, and tend to say around the VUSE investments?

<A - Thomas R. Adams>: Chris, this is Tom. It’s been pretty stable and it’s largely on Camel and Grizzly and Natural American Spirit, with a slight amount on Pall Mall. But these are all equity building investments, consumer engagement, those types of things, which we feel, are very impactful for the consumers, in the converting.

<Q - Christopher R. Growe>: And to that point then Tom, launching VUSE and having more investment in VUSE, I mean sort of your net investments it’s going to call that your brand building, has actually your equity building has gone up this year then is that what you’re saying?

<A - Susan M. Cameron>: Yeah definitely. The investment when you add VUSE into that patch, and like as we said, there’s other investment behind VUSE. If you think about things like merchandising the materials and VUSE has got racks, hopefully you’ve seen them on many stores in your area, but - so that sort of a one-time thing with the merchandisers. And so VUSE had incremental launch expense and the other brands have had continued equity building promotional support.

<Q - Christopher R. Growe>: Okay and then just one final question. As you look at the brands of Winston, Salem and Kool, that you are divesting, is there any need for you to invest in those brands in the short-run to maybe stabilize their market share performances or basically to hand them off in a better position when that occurs around the merger closure next year?

<A>: We are obviously keeping an eye on them, because we’ve sold them, we sold the package, clearly Imperial is planning to support some of those brands, and so we’ll obviously keep an eye on that, but I think we are going to have a strong competitor in Imperial, we are delighted to be acquiring Newport into the R.J. Reynolds portfolio. We believe we will have the strongest and most balanced portfolio in the industry. So obviously we will keep an eye because this divesture package will be handed off upon closure of the transaction.

<Q - Christopher R. Growe>: All right, thank you for your time.

<A>: Thank you.

<A>: Thanks Chris.

Operator

Thank you. Our next question comes from the Michael Lavery of CLSA. Your line is now opened.

<Q - Michael Scott Lavery>: Good morning. Thanks for having a call.

<A>: Good morning.

<A>: Hi Michael.

<Q - Michael Scott Lavery>: You just mentioned, what a strong Imperial you considered - what a strong competitor you consider Imperial to be, but you also alluded earlier to potential revenue synergies. How do you balance those two in terms of needing to kind of equip them meaningfully enough to convince regulators that they are a viable competitor, but also having brands that are being divested that have lost share within your portfolio. Do you expect those brands to gain share from your post deal? Do you expect to gain share? What’s the right way to think about that - balance that together?

<A>: Well I think if you think about the Imperial, we’ll have 10 share points, and today they have like two share points, and they are global competitor, you can see how, and they will invest in those brands, and of course we have not invested in those brands particularly. But, I believe, and so, yes, there will be some movement in the market, but, I believe that our profile and our - the geographic balance that we will gain in the growth portfolio and our demographic profile will compete very, very well. And of course, we will still have, what are - quite often affectionately called tail brand.

We still have in the portfolio, if the transaction is approved, 90% of our volume will be in the dry brand, but we also will still have 10% of the volume in some of our current support to - that sort of non-support brands with Misty, and Capri, and Old Gold and - and of course there is still other deep discount brands in businesses out in the market.

So, there’ll still be some market share influx, I would say. But, I believe Imperial will be a strong competitor. But, I believe we will have, in my opinion, the strongest, most balanced brand portfolio and our commitment to this transformation of the tobacco industry with our participation in categories across the space, committed to offer adult tobacco consumers a full range of products. As we said before including the Canova, I feel that we will be excellently well-served to achieve that vision.

<Q - Michael Scott Lavery>: That’s helpful. Thanks. And you mentioned, filing the HSR today, can you just give a sense of, what some of - any of the next steps are or milestones to watch for or just you know a little bit of some of the timing in terms of what to expect?

<A>: Yes, we will update when we can, Chris on the reynoldsamericaninfo.com and I’d been advised that the process is actually fairly private in the context that there won’t be a lot of visibility of that review process as it’s unfolding. But whatever we know and can disclose we will.

<Q - Michael Scott Lavery>: Okay. Yeah. Chris asked this…

<A>: All right.

<Q - Michael Scott Lavery>: And then just following up on VUSE, you alluded to this earlier, when you were talking about warehouse inventory constraints, but in terms of, you also said there’s was the trade de-loading that impacted some of the cigarette volumes, are those related, is there certainly a dip in the shipments on cigarettes just because of VUSE going national late in the quarter? And then related to that, are you saying the same thing with any pressure on facing that at retail?

<A>: Michael, this is Tom. I don’t think there is any relationship between the inventory de-load on the combustible cigarette side and our national launch of VUSE. And with respect to, are we losing any space? No, we’re not losing any space, I mean we’re actually plugging those VUSE fixtures into the middle of, what had been basically a flipper in the contracted space. So, we’re not losing any visible spacing.

<A>: I think what you have to think about is that the wholesalers and the retailers, you know there is a - VUSE has gone nationally, our competitors have gone national, it’s just that the wholesaler and retailer have been asked to invest either more money in inventory across the space or they’re reducing some of their volume in the combustible to accommodate the inventory requirements of these launches. So, Altria was out there with a big launch. VUSE really is relatively small compared to that, but I just think, we’re going to see how these inventories net out. I think Tom mentioned in this script, we’ve seen some recoveries in those inventories as we’ve come into July. So we’ll keep you posted.

<Q - Michael Scott Lavery>: But at retail, the facings are 100% incremental or I guess something very close to that.

<A - Susan M. Cameron>: They’re not all incremental. But it’s a - we’ve recalibrated some of our space to place VUSE, and that can impact the inventory. But what primarily predicts the inventory is the demand, but retailers and the wholesalers will be balancing that with incremental requests to buy more new stuff. So, but, we feel confident that we have the space to accommodate what we need at retail and we have a strong portfolio to do that.

<Q - Michael Scott Lavery>: That’s great. Thank you very much.

<A - Susan Cameron>: Thank you.

<A>: Thanks, Michael.

Operator

Thank you. Our next question comes from Judy Hong of Goldman Sachs. Your line is now open.

<Q - Judy E. Hong>: Thank you. Good morning.

<A - Thomas R. Adams>: Hello, Judy.

<Q - Judy E. Hong>: Susan, so, just on your comment about the technology sharing agreement that you’re pursuing with BAT. Maybe a little bit more color around, just given the relationship that those companies have had in the past, what may have been preventing the agreement to go forward in a more accelerated fashion? What will drive that agreement to essentially accelerate going forward and maybe some timeline that could help us out in terms of how we’re thinking about the past?

<A - Susan M. Cameron>: I think we have shared technology. As you know, Reynolds developed the capsule technology and we’ve licensed that to British American Tobacco. So we’ve done this more in sort of one-off technology areas and I think both companies have the strategies, the BAT strategy on a global basis, and Reynolds’ strategy in terms of our vision to transform the industry here in the United States, I think those strategies have dovetailed, and so British American Tobacco is very interested in heat, not burn opportunities, and of course, we’ve done a lot of development over the years in that space, and I think, they view very positively our VUSE technology. So, the opportunity for us to sort of work together and not duplicate in that space, I think will result in better and stronger R&D because of less duplication, and faster commercialization of new technology. And certainly, with the FDA here in there U.S. and pre-approvals being required for certain new product offerings, it doesn’t mean that new product offerings can’t be launched elsewhere with more rapidity, and I think that’s an opportunity. And that all shareholders on both sides will benefit. And so, Judy, the other answer to your question is, we have not defined specifically the structure of the initiative, because as you can appreciate, we were working hard on the four party transaction, and now we are sitting down with BAT who are very interested in figuring out how we’ll structure this to all parties’ benefit.

<Q - Judy E. Hong>: And with that, with the - does the deal have to close before that agreement to structure in a way that both parties was [indiscernible]?

<A - Susan M. Cameron>: No, absolutely not. That will be totally separate, unrelated. And we want that initiative up and running, certainly before we would expect to close the transaction.

<Q - Judy E. Hong>: Okay. And then just one clarification on the potential transaction, is there any impact on your MSA cost or FDA user fee or anything with respect to the brands that you’re transferring to Imperial potentially?

<A>: No. There’s not. Those will just go straight across.

<Q - Judy E. Hong>: Okay. All right. Thank you.

<A>: Thanks, Judy.

<A>: Thanks, Judy.

Operator

Thank you. [Operator Instructions] Our next question comes from Sachin Shah of Albert Fried. Your line is now open.

<A>: Hello?

Operator

Sachin, please check your mute button. May have stepped away. [Operator Instructions] And I’m showing no further questions in queue. I’d like to turn the call back to management for any further remarks.

Morris L. Moore

Okay. Thank you again for joining us today. If you have any further questions, please contact us at Investor Relations.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program. You may all disconnect. Everyone have a wonderful day.

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Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions (the Proposed Transactions), relating to the consummation of the previously announced Proposed Transactions with Reynolds American, Lorillard, Inc. (Lorillard), Imperial Tobacco Group PLC (Imperial) and British American Tobacco p.l.c., constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the Proposed Transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

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Additional Information

Reynolds American will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the Proposed Transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

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